EXHIBIT 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

Name of entity	Place of incorporation	Ownership interest
Canadian Solar Solutions Inc.	Canada	100%
Recurrent Energy Group Inc.	USA	100%
Canadian Solar New Energy Holding Company Limited	Hong Kong	100%
CSI Solar Co., Ltd.	PRC	79.59%
CSI Cells Co., Ltd.	PRC	100%*
Canadian Solar Manufacturing (Luoyang) Inc.	PRC	100%*
Canadian Solar Sunenergy (Baotou) Co., Ltd.	PRC	100%*
CSI Solar Technology (Xining) Co., Ltd.	PRC	100%*
Canadian Solar Manufacturing (Changshu) Inc.	PRC	100%*
Canadian Solar (USA) Inc.	USA	100%*
Canadian Solar International Limited	Hong Kong	100%*
Canadian Solar Manufacturing (Thailand) Co., Ltd.	Thailand	99.999996%*

* Significant subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) within the scope of CSI Solar were held through CSI Solar Co., Ltd. in which CSI held a 79.59% ownership interest. Such ownership interest percentage may differ when calculated on different bases of accounting, e.g. PRC GAAP.